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                              June 11, 2021

       Raymond Firth
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 24, 2021
                                                            File No. 333-254128

       Dear Mr. Firth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

       Amendment No. 2 to Form S-1 filed May 25, 2020

       Certain Relationships and Related Party Transactions, page 44

   1. We note your response to prior comment 2 regarding your related party transactions.
                                                        Please identify the
specific individuals that are related parties for: (1) the holding common ownership with
Transworldnews, Inc. and (2) principal shareholders that were paid for labor.
       Financial Statements
       Statement of Cash Flows, page F-4

   2. We note you removed the amount of proceeds from the sale of common stock in response to comment 3. You
should also correct the subtotal amount reported as Net Cash
 Raymond Firth
Findit, Inc.
June 11, 2021
Page 2
      Provided By Financing Activities and make any other necessary corrections to your
      Statement of Cash Flows. In addition, indicate above the 2020 column that the statement of cash flows was revised. Your auditor should update their report and indicate that they have audited the error corrections.
General

3. Please amend your filing to include your financial statements for the quarter ended March
      31, 2021.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney at 202-551-3297 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameRaymond Firth
                                                           Division of
Corporation Finance
Comapany NameFindit, Inc.
                                                           Office of Technology
June 11, 2021 Page 2
cc:       Thomas C. Cook, Esq.
FirstName LastName